FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of January 2003

                                 23 January 2003

                                  NDS GROUP PLC
                                  -------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F |X|                            Form 40-F |_|


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                    under the Securities Exchange Act of 1934

                        Yes |_|                        No |X|


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        NDS Group plc

Date:    23 January 2003
                                                 By:    /s/ CRK Medlock
                                                        ----------------
                                                        CRK Medlock
                                                        Chief Financial Officer

                   JUDGE DISMISSES DIRECTV CLAIMS AGAINST NDS

London, UK - January 21, 2003 - Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most of a lawsuit filed last September by DIRECTV Enterprises LLC against NDS Group plc (NASDAQ/NASDAQ Europe:NNDS).

The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations.

"We are gratified by the Court's ruling," said Abe Peled, President and CEO of NDS. "NDS has always provided DIRECTV - like all its other customers - with state-of-the-art conditional access services, and we are confident that DIRECTV's remaining claims will be dismissed as well once all the facts are presented to the Court."

DIRECTV's remaining claims, which NDS maintains are meritless, relate to an alleged misappropriation of trade secrets. Peled continued: "The evidence developed in this case will show that DIRECTV's lawsuit is nothing more than an attempt to circumvent restrictions on DIRECTV's future use of NDS's intellectual property and a last ditch effort to scapegoat NDS for piracy problems which in fact result from DIRECTV's own gross mismanagement."

NDS still has claims against DIRECTV and a chip manufacturer for conspiring to create a knock-off of NDS's latest generation smart card for DIRECTV.

About NDS

NDS Group plc is a leading supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.



CONTACT:    Clark & Weinstock, New York
            Ellen Moskowitz, 212/953-2550
            ellen@cwnyc.com